Filed pursuant to Rule 424(b)(3)
(Registration Statement No. 333-215284)

PROSPECTUS

2,608,910 Shares of Common Stock
Offered by Selling Stockholders

This prospectus relates to the resale, from time to time, by the selling stockholders listed in this prospectus under the section “Selling Stockholders,” of up to 2,608,910 shares of common stock, par value $0.0001 per share, of Cancer Genetics, Inc., issuable upon the exercise of warrants (which if all exercised for cash would result in gross proceeds to the Company of approximately $5,870,048).  These shares include the following shares and are described in more detail under “Selling Stockholders”:

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The resale by certain Selling Stockholders of an aggregate of 1,233,910 shares of our common stock issuable upon the exercise of warrants to purchase our common stock, which warrants were issued in connection with a private placement consummated on May 25, 2016;

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The resale by certain Selling Stockholders of an aggregate of 1,375,000 shares of our common stock issuable upon the exercise of warrants to purchase our common stock, which warrants were issued in connection with a private placement consummated on September 14, 2016.

The Selling Stockholders may sell the shares of common stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.”  The prices at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale of the shares by the Selling Stockholders.  However, we will receive the proceeds from the exercise of the warrants by the Selling Stockholders, if any, to the extent that the warrants are not exercised on a cashless basis.  See the section entitled “Use of Proceeds” on page 3 of this prospectus.
Our common stock is listed on The NASDAQ Capital Market and traded under the symbol “CGIX.” The last reported sales price of our common stock on The NASDAQ Capital Market on December 20, 2016 was $1.50 per share. There were 18,887,594 shares of our common stock outstanding as of November 1, 2016.
Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus may not be used to consummate sales of securities.
The date of this prospectus is January 13, 2017.

2,608,910 Shares
Common Stock

PROSPECTUS

January 13, 2017